CERTIFICATE
(Section 2.20 of National Instrument 54-101)

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Nova Scotia Securities Commission

I, Catalin Chiloflischi, Chief Executive Officer of Canarc Resource Corp. (the “Corporation”), hereby certify that the Corporation is relying on section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 and that the Corporation has:

(a)	arranged to have proxy-related materials for the Corporation’s annual and special meeting of shareholders to be held on Friday, June 2, 2017 (the “Meeting”) to be sent in compliance with National Instrument 54-101 (“NI 54-101”) to all beneficial owners at least 21 days before the date fixed for the Meeting; and
(b)	arranged to have carried out all of the requirements of NI 54-101 in addition to those described in subparagraph (a).

DATED as of the 1st day of May, 2017.

CANARC RESOURCE CORP.

Per: /s/ “Catalin Chiloflischi”

CATALIN CHILOFLISCHI
Chief Executive Officer